UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. __)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEAH POWER SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63948P107

(CUSIP Number)

December 31, 2007

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63948P107	Page 2 of 12 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta California Partners III, L.P.
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	6,785,436 (a)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	6,785,436 (a)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 6,785,436 (a) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 4.70% (b)
(12) Type Of Reporting Person PN

(a)

Alta California Partners III, L.P. (“ACPIII”) has sole voting and dispositive control over 6,368,998 shares of common stock (“Common Stock”)  and warrants to purchase 416,438 shares of Common Stock of NEAH Power Systems, Inc. (the “Issuer”), except that Alta California Management Partners III, LLC (“ACMPIII”), the general partner of ACPIII, and Guy Nohra (“Nohra”) and Daniel Janney (“Janney”), and Garrett Gruener (“Gruener”), managing directors of ACMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ACPIII is set forth in Attachment A hereto.

(b)

The percentage set forth in row (11) is based on an aggregate of 143,912,000 shares of Common Stock outstanding provided by the Issuer for the filing of this form.

CUSIP No. 63948P107	Page 3 of 12 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta California Management Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	6,785,436 (c)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	6,785,436 (c)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 6,785,436 (c) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 4.70% (b)
(12) Type Of Reporting Person OO

(c)

ACMPIII shares voting and dispositive power over the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by ACPIII.

CUSIP No. 63948P107	Page 4 of 12 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Embarcadero Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization California

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	229,130 (d)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	229,130 (d)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 229,130 (d) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.16% (b)
(12) Type Of Reporting Person OO

(d)

Alta Embarcadero Partners III, LLC (“AEPIII”) has sole voting and dispositive control over 215,068 shares of Common Stock and warrants to purchase 14,062 shares of Common Stock of the Issuer, except that Nohra and Janney, and Gruener, managing directors of AEPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 63948P107	Page 5 of 12 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Garrett Gruener
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	7,014,566 (e)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	7,014,566 (e)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 7,014,566 (e) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 4.86% (b)
(12) Type Of Reporting Person IN

(e)

Gruener shares voting and dispositive control over the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by ACPIII, and the 215,068 shares of Common Stock and warrant to purchase 14,062 shares of Common Stock beneficially owned by AEPIII.

CUSIP No. 63948P107	Page 6 of 12 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Guy Nohra
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	7,014,566 (f)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	7,014,566 (f)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 7,014,566 (f) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 4.86% (b)
(12) Type Of Reporting Person IN

(f)

Nohra shares voting and dispositive control over the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by ACPIII, and the 215,068 shares of Common Stock and warrant to purchase 14,062 shares of Common Stock beneficially owned by AEPIII.

CUSIP No. 63948P107	Page 7 of 12 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Daniel Janney
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	7,014,566 (g)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	7,014,566 (g)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 7,014,566 (g) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 4.86% (b)
(12) Type Of Reporting Person IN

(g)

Nohra shares voting and dispositive control over the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by ACPIII, and the 215,068 shares of Common Stock and warrant to purchase 14,062 shares of Common Stock beneficially owned by AEPIII.

CUSIP No. 63948P107	Page 8 of 12 Pages

Item 1.

(a)

Name of Issuer: NEAH Power Systems, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

22122 20th Avenue SE, Suite 161

Bothell, WA 98021

Item 2.

(a)

Name of Person Filing:

Alta California Partners III, L.P. (“ACPIII”)

Alta California Management Partners III, LLC (“ACMPIII”)

Alta Embarcadero Partners III, LLC (“AEPIII”)

Garrett Gruener (“GG”)

Guy Nohra (“GN”)

Daniel Janney (“DJ”)

(b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

 (c)

Citizenship/Place of Organization:

Entities:	ACPIII	California
	ACMPIII	California
	AEPIII	California

Individuals:	GG	United States
	DJ	United States
	GN	United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  63948P107

Item 3.

Not applicable.

CUSIP No. 63948P107	Page 9 of 12 Pages

Item 4

Ownership.

Please see Attachment A

		ACPIII	ACMPIII	AEPIII	GG	DJ	GN
(a)	Beneficial Ownership	6,785,436	6,785,436	229,130	7,014,566	7,014,566	7,014,566
(b)	Percentage of Class	4.70%	4.70%	0.16%	4.86%	4.86%	4.86%
(c)	Sole Voting Power	6,785,436	-0-	229,130	-0-	-0-	-0-
	Shared Voting Power	-0-	6,785,436	-0-	7,014,566	7,014,566	7,014,566
	Sole Dispositive Power	6,785,436	-0-	229,130	-0-	-0-	-0-
	Shared Dispositive Power	-0-	6,785,436	-0-	7,014,566	7,014,566	7,014,566

Item 5.

Ownership of Five Percent or Less of a Class

See Item 4

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(III)(H) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

Not applicable.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 63948P107	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 5, 2008

Alta California Partners III, L.P.

By:  Alta California Management Partners III, LLC

By:                    /s/ Daniel Janney

Daniel Janney, Managing Director

Alta California Management Partners III, LLC

Alta Embarcadero Partners III, LLC

By:        /s/ Daniel Janney

By:        /s/ Daniel Janney

Daniel Janney, Managing Director

Daniel Janney, Manager

             /s/ Garrett Gruener

             /s/ Guy Nohra

Garrett Gruener

Guy Nohra

             /s/ Daniel Janney

Daniel Janney

CUSIP No. 63948P107	Page 11 of 12 Pages

Exhibit A

Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 5, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alta California Partners III, L.P.

By:  Alta California Management Partners III, LLC

By:                    /s/ Daniel Janney

Daniel Janney, Managing Director

Alta California Management Partners III, LLC

Alta Embarcadero Partners III, LLC

By:        /s/ Daniel Janney

By:        /s/ Daniel Janney

Daniel Janney, Managing Director

Daniel Janney, Manager

             /s/ Garrett Gruener

             /s/ Guy Nohra

Garrett Gruener

Guy Nohra

             /s/ Daniel Janney

Daniel Janney

CUSIP No. 63948P107	Page 12 of 12 Pages

Attachment A

Alta California Partners III, L.P. beneficially owns 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero Partners III, LLC beneficially owns 215,068 shares Common Stock and warrants to purchase 14,062 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta California Management Partners III, LLC is the general partner of Alta California Partners III, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta California Management Partners III, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Mr. Daniel Janney is a managing director of Alta California Management Partners III, LLC, and a manager of Alta Embarcadero Partners III, LLC. Mr. Janney may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Janney disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Guy Nohra is a managing director of Alta California Management Partners III, LLC, and a manager of Alta Embarcadero Partners III, LLC. Mr. Nohra may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Nohra disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Garrett Gruener is a managing director of Alta California Management Partners III, LLC, and a manager of Alta Embarcadero Partners III, LLC. Mr. Nohra may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Nohra disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.